Exhibit 99.2

Draganfly Announces Participation at the H.C. Wainwright 24th Annual Global Investment Conference

Los Angeles, CA., September 9, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today it will be a presenting company at the H.C. Wainwright 24th Annual Global Investment Conference taking place from September 12-14, 2022.

Cameron Chell, President and CEO of Draganfly will provide an overview of the Company’s business during a virtual presentation. If you are an institutional investor and want to listen to the Company’s presentation, please click here to register.

The Company’s presentation will be available online starting September 12, 2022, at 7 a.m. EDT.

The in-person venue for the event is the Lotte New York Palace Hotel in New York City, located at 455 Madison Avenue. Virtual participation will be staged simultaneously, with over 500 company presentations scheduled as a live feed or available on-demand from September 12-14, 2022.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc,

https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About H.C. Wainwright & Co.

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory, and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales, and trading services to institutional investors. According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering), and PIPE (private investment in public equity) executed cumulatively since 1998.

For more information, visit H.C. Wainwright & Co. on the web at www.hcwco.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Company’s presentation at the H.C. Wainwright Global Investment Conference. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.